UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6695
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
JO-ANN STORES, INC. 401(K) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JO-ANN STORES, INC.
5555 Darrow Road
Hudson, OH 44236

Jo-Ann Stores, Inc. 401(k) Savings Plan
Form 11-K Index
December 31, 2007 and 2006

Table of Contents	Page Numbers
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4

Supplemental Schedule as of December 31, 2007:

Schedule I

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Advisory Committee and Participants of the
   Jo-Ann Stores, Inc. 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Cleveland, Ohio
June 30, 2008

Jo-Ann Stores, Inc. 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
Participant directed	$62,308,508	$51,744,391
Non-participant directed:
Company Stock Fund	—	15,520,883

Total investments	62,308,508	67,265,274

Receivables:
Employer contribution	70,182	65,775
Participant contribution	206,480	191,844

Total receivables	276,662	257,619

Net assets available for benefits at fair value	62,585,170	67,522,893
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(61,310)	71,220

NET ASSETS AVAILABLE FOR BENEFITS	$62,523,860	$67,594,113

The accompanying notes to the financial statements are an integral part of these statements.

Jo-Ann Stores, Inc. 401 (k) Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2007

Increases:
Interest and dividends	$3,011,660
Employee contributions	5,504,269
Employer contributions	1,705,574
Rollover contributions	432,442

Total increases	10,653,945

Decreases:
Distributions	8,048,306
Net depreciation in fair value of investments	7,504,270
Administrative expenses	171,622

Total decreases	15,724,198

NET DECREASE FOR THE YEAR	(5,070,253)

Net assets — beginning of year	67,594,113

Net assets — end of year	$62,523,860

The accompanying notes to the financial statements are an integral part of this statement.

Jo-Ann Stores, Inc. 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
1. SUMMARY OF PLAN
The Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) was originally adopted as of September 1, 1974, and has been amended on occasion in order to, among other things, maintain compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) Eligibility
The Plan, as amended, covers all active employees of Jo-Ann Stores, Inc. (the “Company”) and its wholly owned subsidiaries who have completed at least 90 days of service, and are not members of a recognized collective bargaining organization. A contributing participant becomes eligible for employer matching contributions after completing 90 days of service.
(b) Deferred Income Contributions
Plan participants may elect to defer up to 25 percent of their compensation, subject to an annual limitation under the Internal Revenue Code (“IRC”), and such amounts will be contributed to the Plan by the Company as deferred income contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to statutory limitations. Participants may also contribute amounts representing distributions from other qualified plans. Effective August 1, 2004, Plan participants are no longer allowed to make deferred income contributions to the Company Stock Fund.
(c) Employer Matching Contributions
The Company will contribute to the Plan as a matching contribution, subject to the forfeiture provision outlined below, an adjustable percentage of the deferred income contributions made by participants (up to a six percent employee deferred income contribution), as well as such additional amounts as the Board of Directors may determine. These contributions are allocated among eligible participants in proportion to the deferred income contributions made on their behalf for such period and credited to their separate accounts.
The Company’s matching contribution can range from 0% to 100% and can be modified prior to the beginning of a month by the Company. The Company’s matching contribution is currently 50% of the first 6% contributed by participants. Effective January 1, 2007, the employer match is no longer in the form of Company Stock. Company matches made after January 1, 2007 are in cash and are invested at the direction of the participant. Effective January 1, 2007, each participant also has the right to transfer prior Company matches (and the earnings thereon) into any of the other investments offered by the Plan. As such, effective January 1, 2007, the Plan no longer has “non-participant directed funds.”
Company contributions are funded only to the extent that they exceed cumulative forfeitures of participants terminated from the Plan. Forfeitures in the amounts of $138,325 and $99,050 were utilized to reduce Company contributions during 2007 and 2006, respectively. The amounts of unutilized forfeitures as of December 31, 2007 and 2006 were $104,947 and $24,285, respectively. The unutilized forfeitures as of December 31, 2007 will be used to reduce Company contributions during 2008.

(d) Investment of Employee Contributions
Under the Plan, each participant selects the manner in which deferred income contributions to their account are to be invested. There is risk of loss with each investment option, although the degree varies by the nature of the investment. None of the investment options provide for any guarantee against loss. Participants should refer to the Plan document for a more complete description of the Plan’s investment options. The following investment options were available as of December 31, 2007. Contributions are invested in 1% increments, up to 100%, in any of the following investment options:
•	Vanguard Target Retirement 2045 Fund — Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

•	Vanguard Target Retirement 2035 Fund — Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

•	Vanguard Target Retirement 2025 Fund — Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

•	Vanguard Target Retirement 2015 Fund — Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

•	Vanguard Target Retirement 2005 Fund — Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

•	Vanguard Target Retirement Income Fund — Investments are made in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

•	Vanguard Retirement Savings Trust — Investments made in high-quality, fixed income securities with financial backing from insurance companies and banks that will enable it to maintain a constant $1 per share net asset value.

•	PIMCO Total Return Fund — Administrative Class — Investments made in bonds maintaining an average duration ranging between 3 and 6 years.

•	Vanguard Windsor II Fund — Investments made in a diversified group of out-of-favor stocks of large-capitalization companies.

•	Vanguard 500 Index Fund — Investments made in stocks of all or substantially all of the companies that make up the Standard & Poor’s 500 Index.

•	TCW Galileo Select Equities Fund — Class N — Investments made primarily in common stocks of larger companies.

•	UAM ICM Small Company Portfolio — Investments made in common stocks of smaller companies, primarily small, less-established companies.

•	Vanguard Explorer Fund — Investments made mainly in stocks of smaller companies with above-average prospects for growth.

•	American Funds EuroPacific Growth Fund — Class R-4 — Investments made primarily (80% of assets in the fund) in securities of issuers located in Europe and the Pacific Basin.

•	Jo-Ann Stores Company Stock Fund — no longer an investment option. Effective August 1, 2004, Plan participants are no longer allowed to make deferred income contributions to this fund and effective January 1, 2007, the Company match will be in cash and no longer allocated to this fund.
Participants may change their investment election with respect to future contributions on a daily basis.
(e) Vesting Requirements
Participants’ deferred income contributions, together with earnings thereon, vest immediately. All Company contributions, plus earnings thereon, vest ratably over a four-year period as follows:

Vested
Years of Service	Percentage

Less than one	0%
1	0%
2	33%
3	67%
4	100%
A participant’s entire interest in the Plan becomes fully vested upon his or her death while employed, attainment of age 65 or permanent and total disability.
(f) Benefit Payments
Upon termination of service, a participant receives a lump-sum amount equal to the vested portion of his or her account, as defined by the Plan.
Prior to termination of employment or age 59 1/2, contributions may only be withdrawn in the event of financial hardship as defined by the IRC.
(g) Participant Loans
Participants may borrow against their vested balances pursuant to the loan provision of the Plan. The maximum loan amount available to a participant is 50% of their vested account balance, but not to exceed $50,000. The maximum term of a loan is five years, which may be exceeded if the loan is for the purchase of a dwelling that will be the participant’s primary residence. Participant loans are repaid through payroll deductions with the interest rate fixed at the prime rate plus one percent at the time of the inception of the loan. Interest rates on participant loans ranged from 5% to 9.25% at December 31, 2007 and 2006, respectively. Participant loans outstanding were $1,142,700 and $1,142,455 at December 31, 2007 and 2006, respectively. Interest income on participant loans was $88,429 for the Plan year ended December 31, 2007.
(h) Fees and Expenses
Generally, costs incidental to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. Other costs and expenses incurred in administering the Plan, including fees of the asset custodian, are generally paid by the Plan. At the discretion of the Company, certain Plan expenses, such as audit fees and database access fees, are paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(i) Plan Termination
Although it has not expressed any intent to do so, the Company, with the approval of the Board of Directors, has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b) Valuation of Investments
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted market prices. The common/collective trust (the Vanguard Retirement Savings Trust (the “Trust”), is valued at the unit value of the fund which is based on the fair value of the underlying investments. The fair value of the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts. Loans to participants are stated at their outstanding balance which approximates fair value.
The Trust is a tax-exempt collective trust with an investment strategy that primarily invests in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The investment objective is to diversify its assets among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time.
The Trust’s investment policy is to invest in a combination of synthetic contracts backed primarily by Vanguard bond funds, traditional investment contracts backed by major insurance providers and bank contracts. The Trust’s credit guidelines require that traditional investment contracts be rated at least AA. The Trust will maintain an average maturity between 2-3 years.
Traditional investment contracts are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance or financial institution that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Traditional investment contracts are valued based on estimated fair value, computed using discounted cash flows.
Synthetic contracts are either backed by mutual funds or securities that are owned by the fund. The synthetic contracts are valued based on the aggregate market value of the applicable mutual funds or securities. These contracts provide for benefit-responsive withdrawals at contract value. The crediting rate of the contract is set at the start of the contract and typically resets every quarter.
•	Synthetic contracts backed by mutual funds. The interest rate on the contracts backed by mutual funds will change quarterly but will not fall below zero based upon the performance of the underlying investment portfolio. The contract has no stated maturity date and can be terminated by either party (the Trust or the contract issuer) after providing 60 day’s notice.

•	Synthetic contracts backed by securities. The interest rate on the contracts backed by securities will change quarterly and will not fall below zero, but the rates are based upon the yields of a five-year treasury note. These contracts provide liquidity for participant transactions after other short-term investments are redeemed.
Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date.
In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.

(d) Payment of Benefits
Benefits are recorded when paid.
(e) Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.
(f) Recently Issued Accounting Pronouncements
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently in the process of assessing the impact, if any, that the adoption of SFAS 157 will have on the Plan’s financial statements.
3. TAX STATUS
The Plan, which was amended and restated effective February 1, 2005, is a prototype plan of Vanguard Fiduciary Trust Company which received a favorable opinion letter dated August 22, 2001, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC in all material respects.
4. INVESTMENTS
The following investments of the Plan exceed 5% of the Plan’s net assets available for benefits at either December 31, 2007 or 2006.

	2007	2006

PIMCO Total Return Fund	$4,381,422	$3,542,430
TCW Galileo Select Equities Fund Class N	5,336,562	5,162,174
Vanguard 500 Index Fund	11,205,034	10,295,667
Vanguard Retirement Savings Trust (at contract value)	8,102,870	7,401,302
American Funds Euro Pacific Growth Fund	4,939,850	3,439,521
Jo-Ann Stores Company Stock	9,325,070	22,565,922
Vanguard Target Retirement 2015 Fund	3,158,051	2,139,379
Vanguard Target Retirement 2025 Fund	3,155,269	2,163,858
Non-participant directed investments consisted solely of Company Stock aggregating $15,520,883 at December 2006. Net appreciation for mutual funds was $487,358 and a net depreciation for Company Stock was $7,991,628 for the Plan year ended December 31, 2007.

5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of a common/collective trust fund and mutual funds managed by The Vanguard Group. The Vanguard Group is the asset custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule I
Jo-Ann Stores, Inc. 401(k) Savings Plan
EIN: 34-0720629
Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007

	Identity of Issue	Description of Investment	Current Value
	American Funds EuroPacific Growth Fund Class R-4	Mutual Fund	4,939,850
	PIMCO Total Return Fund	Mutual Fund	4,381,422
	TCW Galileo Select Equities Fund Class N	Mutual Fund	5,336,562
	UAM ICM Small Company Portfolio	Mutual Fund	2,539,414
*	Vanguard 500 Index Fund	Mutual Fund	11,205,034
*	Vanguard Explorer Fund	Mutual Fund	2,942,538
*	Vanguard Target Retirement 2005	Mutual Fund	352,777
*	Vanguard Target Retirement 2015	Mutual Fund	3,158,051
*	Vanguard Target Retirement 2025	Mutual Fund	3,155,269
*	Vanguard Target Retirement 2035	Mutual Fund	1,774,975
*	Vanguard Target Retirement 2045	Mutual Fund	653,567
*	Vanguard Target Retirement Income Fund	Mutual Fund	362,624
*	Vanguard Windsor II Fund	Mutual Fund	2,935,785
*	Vanguard Retirement Savings Trust	Common/Collective Fund	8,102,870
*	Jo-Ann Stores Company Stock	Common Stock	9,325,070
*	Participant Loans	5.0% - 9.25%	1,142,700

	Total Investments		$62,308,508

*	Represents party-in-interest

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Jo-Ann Stores, Inc. 401(k) Savings Plan

By:	Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee

	/s/ Scott Roubic Vice President, Treasurer of Jo-Ann Stores, Inc. and Member of the Advisory Committee	June 30, 2008

JO-ANN STORES, INC. 401(K) SAVINGS PLAN
Index to Exhibits

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm